VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 p.m. ET on June 17, 2026.

CONTROL #

VOTE BY EMAIL
Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX
Mark, sign and date your proxy card and return it to 646-536-3179.

VOTE DURING THE MEETING
If you would like to vote in person, please attend the Extraordianry General Meeting of Stockholders to be held on June 22, 2026, at 10:30 a.m. local time, at Suite 901, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Stockholders - Eastern International Ltd.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE LISTED RESOLUTIONS.

1. THAT with immediate effect upon passing: the 1,000,000 issued preferred shares with a nominal or par value of USD0.0001 per share be re-designated as 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share with their rights unchanged and as set out in the third amended and restated memorandum and articles of association and the rights and terms of the remaining 49,000,000 Preferred Shares will be determined by the Directors from time to time before the issuance of such shares (the "Share Redesignation") such that after the Share Redesignation, the authorised share capital shall become USD50,000 divided into (i) 450,000,000 ordinary shares with a nominal or par value of USD0.0001 per share, (ii) 1,000,000 series A preferred shares with a nominal or par value of USD0.0001 per share and (iii) 49,000,000 preferred shares with a nominal or par value of USD0.0001 per share (the "Share Redesignation and Share Capital Changes").

☐ FOR ☐ AGAINST ☐ ABSTAIN

2. THAT, with immediate effect upon passing: The third amended and restated memorandum and articles of association of the Company (the “Third Amended and Restated M&A”), which contains all the proposed amendments mentioned in this proxy statement and a copy of which has been produced to this meeting and marked as “Annex A” of the proxy statement, be and are hereby approved and adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company with immediate effect upon passing of Ordinary Resolution (1) above, and any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement the adoption of the Third Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Registrar of Companies in the Cayman Islands and with any other relevant authorities. (“Amendment to M&A”).

☐ FOR ☐ AGAINST ☐ ABSTAIN

Note: To transact such other business as may properly come before the Meeting or any adjournment thereof.

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

EASTERN INTERNATIONAL LTD.
Extraordinary General Meeting of Stockholders
June 22, 2026

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting:

The Notice and Proxy Statement are available at:

https://ts.vstocktransfer.com/irhlogin/I-EASTERNINTERNATIONALLTD

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The hereby appoints Albert Wong and Lin Tan proxy with full power of substitution to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at Suite 901, 9th Floor, Building #2, Qianwan Zhigu, Chuanhua Smart CenterScience and Technology City Block, Xiaoshan Economic and Technological Development Zone, Xiaoshan District, Hangzhou, Zhejiang Province, China 311231 on June 22, 2026, at 10:30 am local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed resolutions, and in the case of other matters that legally come before the meeting, as said proxy(s) may deem advisable.

Please check here if you plan to attend the Extraordinary General Meeting of Stockholders on June 22, 2026 at 10:30 am local time. ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Eastern International Ltd. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)